Conflict Minerals Report of Luna Innovations, Incorporated
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
For the Year Ended December 31, 2014

Introduction
This Conflict Minerals Report of Luna Innovations Incorporated (“LUNA”) for the calendar year ended December 31, 2014 has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (“3TG”) for the purposes of this assessment. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

LUNA develops, manufactures and markets fiber optic sensing and test and measurement products and is focused on bringing new and innovative technology solutions to measure, monitor, protect and improve critical processes in the aerospace, automotive, energy, composite, telecommunications and defense industries. In addition, LUNA provides applied research services, typically under research programs funded by the U.S. government, in areas of advance materials, sensing and healthcare applications. LUNA’s business model is designed to accelerate the process of bringing new and innovative products to market. LUNA uses its in-house technical expertise across a range of technologies to perform applied research services for companies and government-funded projects.
For the year ended December 31, 2014, LUNA was organized into two main business segments, the Products and Licensing segment and the Technology Development segment. The Products and Licensing segment develops, manufactures and markets its fiber optic sensing products, as well as test and measurement products, and also conducts applied research in the fiber optic sensing area for both corporate and government customers. LUNA is continuing to develop and commercialize its fiber optic technology for strain and temperature sensing applications for the aerospace, automotive, and energy industries. the primary product lines and development services in this segment include the Optical Vector Analyzer (“OVA”), the Optical Backscatter Reflectometer (“OPR”) and the Phoenix family of tunable lasers. To manufacture these products, LUNA contracts with over 80 third-party contract manufactures to manufacture the components of these products, and LUNA then assembles these components into its finished products.
The Technology Development segment performs applied research principally in the areas of sensing and instrumentation, advanced materials and health sciences.
Subsequent to December 31, 2014, LUNA completed the acquisition of Advanced Photonix, Inc. (“API”), which packages optoelectronic semiconductors into high-speed optical receivers, custom optoelectronic subsystems and Terahertz instrumentation.
LUNA’s Policy

LUNA strives to conduct its activities in a manner that reflects its mission and its Code of Business Conduct and Ethics, which includes being a good corporate citizen, dealing fairly in business, behaving ethically, supporting a safe and healthy workplace and complying with applicable law. LUNA is committed to ensuring that its supply chain reflects its values and beliefs, including adherence to principles of responsible sourcing for materials for its products. As part of this commitment, LUNA has adopted a policy relating to conflict minerals which is posted on its website at http://www.lunainc.com, under Investor Relations. This policy provides that LUNA supports the goals and objectives of Section 1502 of the Dodd Frank Act that requires public companies to determine the sourcing of conflict minerals used in their products and that LUNA expects its suppliers to support its efforts to comply with the Dodd Frank Act and to proactively identify and make every effort to eliminate the use of any conflict minerals in its supply chain.

Due Diligence

In accordance with Rule 13p-1, LUNA undertook due diligence to determine the source of necessary conflict minerals that are in the components of its products that LUNA contracts with third parties to manufacture. In conducting its due diligence, LUNA implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.
As a company in the fiber-optic test and measurement instrumentation industry, LUNA is several levels removed from the actual mining of conflict minerals. LUNA does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. LUNA has conducted a good faith reasonable country of origin inquiry regarding the source of 3TG used in its products. This good faith reasonable country of origin inquiry was designed to determine whether any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. As part of this process, LUNA conducted a survey using the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) conflict minerals survey template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

LUNA’s due diligence measures included:

•
Conducting a supply-chain survey with all of the manufacturers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

•	Tracking responses and reviewing responses to assess their reliability.

•
Following up with suppliers who failed to return responses or who returned incomplete or inconsistent responses in order to gain additional information and received revised responses, as necessary. As of May 29, 2015, LUNA had received responses from 82% of the surveyed suppliers.

•
Comparing those smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for 3TG.

Because LUNA's acquisition of API occurred following the end of the year covered by this report, LUNA's due diligence measures described herein did not relate to API's legacy products.

LUNA's improvement from 2013 to 2014:

•	Increase in survey from greater than 25% for 2013 suppliers to greater than 50% for 2014 suppliers.

•	Added Conflict Minerals requirements to supplier Terms and Conditions.
Conclusions
Although certain of the suppliers responded to the survey were able to identify the smelters and refiners and conclude that the 3TG in the components that they manufacture for LUNA originated in countries other than the Covered Countries or conflict free programs, the majority of the suppliers who responded to the survey were unable to specify the smelters or refiners used for components supplied to LUNA. Based on the information received in the due diligence process, LUNA does not have sufficient information to determine whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. To date, LUNA's process has not yielded any affirmative data indicating that any of the 3TG necessary for the functionality or production of its products originated in any of the Covered Countries.

Efforts to Mitigate Risk

In the next compliance period, LUNA intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

•	Ongoing conduct of supply-chain surveys with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

•	Ensure comparison of the smelters and refiners identified in the supply-chain survey against the current list of smelters for tantalum, tin, tungsten and gold.

•	Increase the response rate of suppliers.

•	Work with suppliers and request their participation in a program such as the CFS program to obtain a “conflict free” designation.
Additionally, in the next compliance period, LUNA's diligence efforts will extend to the components of the products that API manufactures.